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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             TIER TECHNOLOGIES, INC.
                             -----------------------
                                (Name of Issuer)




                              CLASS B COMMON STOCK
                              --------------------
                         (Title of Class of Securities)




                                   8865Q 10 0
                                   ----------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP NO. 8865Q 10 0                   13G                     PAGE 2 OF 4 PAGES

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSONS (ENTITIES ONLY)

     TIER TECHNOLOGIES, INC. VOTING TRUST
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NOT APPLICABLE
________________________________________________________________________________
               5.   SOLE VOTING POWER

                    1,566,337 SHARES (INCLUDES 1,546,337 SHARES OF CLASS A
 NUMBER OF          COMMON STOCK HELD BY THE TIER TECHNOLOGIES, INC. VOTING
                    TRUST ("VOTING TRUST") THAT ARE CONVERTIBLE INTO AN EQUAL
   SHARES           NUMBER OF SHARES OF CLASS B COMMON STOCK. ALSO INCLUDES
                    VESTED STOCK OPTIONS THAT GIVE EACH OF JAMES L. BILDNER AND
BENEFICIALLY        WILLIAM G. BARTON THE RIGHT TO ACQUIRE AN ADDITIONAL 10,000
                    SHARES OF CLASS A COMMON STOCK, WHICH UPON ISSUANCE SHALL BE
  OWNED BY          HELD BY THE VOTING TRUST.)
               _________________________________________________________________
    EACH       6. SHARED VOTING POWER

  REPORTING         NONE
               _________________________________________________________________
   PERSON      7.   SOLE DISPOSITIVE POWER

    WITH:           NONE
               _________________________________________________________________
               8.   SHARED DISPOSITIVE POWER

                    NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,566,337 SHARES (INCLUDES 1,546,337 SHARES OF CLASS A COMMON STOCK HELD BY THE TIER TECHNOLOGIES, INC. VOTING TRUST ("VOTING TRUST") THAT ARE CONVERTIBLE INTO AN EQUAL NUMBER OF SHARES OF CLASS B COMMON STOCK. ALSO INCLUDES VESTED STOCK OPTIONS THAT GIVE EACH OF JAMES L. BILDNER AND WILLIAM G. BARTON THE RIGHT TO ACQUIRE AN ADDITIONAL 10,000 SHARES OF CLASS A COMMON STOCK, WHICH UPON ISSUANCE SHALL BE HELD BY THE VOTING TRUST.)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.5% (PERCENTAGE OWNERSHIP IS CALCULATED BASED ON 10,984,686 SHARES
     OF CLASS B COMMON STOCK OUTSTANDING AS OF DECEMBER 31, 1999, PLUS
     1,546,337 SHARES OF CLASS B COMMON STOCK DEEMED OUTSTANDING UPON
     CONVERSION OF THE VOTING TRUST'S CLASS A COMMON STOCK TO CLASS B
     COMMON STOCK, AND 20,000 SHARES OF CLASS B COMMON STOCK DEEMED
     OUTSTANDING UPON THE EXERCISE AND CONVERSION INTO CLASS B COMMON
     STOCK OF STOCK OPTIONS TO PURCHASE CLASS A COMMON STOCK HELD
     BY MESSRS. BILDNER AND BARTON, AS PROVIDED BY RULE 13D-3(d)(1)(I).
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.
(a)      Name of Issuer:   TIER TECHNOLOGIES, INC.
(b)      Address of Issuer's Principal Executive Offices:
         1350 TREAT BOULEVARD, STE. 250, WALNUT CREEK, CA  94596
ITEM 2.
(a)      Name of Person Filing:
               THE TIER TECHNOLOGIES, INC. VOTING TRUST
(b)      Address of Principal Business Office or, if none,  Residence:
               C/O TIER TECHNOLOGIES, INC., 1350 TREAT BOULEVARD, STE. 250, WALNUT CREEK, CA 94596
(c)      Citizenship:  NOT APPLICABLE
(d)      Title of Class of Securities:  CLASS B COMMON STOCK
(e)      CUSIP Number:  8865Q 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: - NOT APPLICABLE

ITEM 4.  OWNERSHIP
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 1,566,337 SHARES (INCLUDES 1,546,337 SHARES OF CLASS A COMMON STOCK HELD BY THE TIER TECHNOLOGIES, INC. VOTING TRUST ("VOTING TRUST") THAT ARE CONVERTIBLE INTO AN EQUAL NUMBER OF SHARES OF CLASS B COMMON STOCK. ALSO INCLUDES VESTED STOCK OPTIONS THAT GIVE EACH OF JAMES L. BILDNER AND WILLIAM G. BARTON THE RIGHT TO ACQUIRE AN ADDITIONAL 10,000 SHARES OF CLASS A COMMON STOCK, WHICH UPON ISSUANCE SHALL BE HELD BY THE VOTING TRUST.)
         (b) Percent of Class: 12.5% (PERCENTAGE OWNERSHIP IS CALCULATED BASED ON 10,984,686 SHARES OF CLASS B COMMON STOCK OUTSTANDING AS OF DECEMBER 31, 1999, PLUS 1,546,337 SHARES OF CLASS B COMMON STOCK DEEMED OUTSTANDING UPON CONVERSION OF THE VOTING TRUST'S CLASS A COMMON STOCK TO CLASS B COMMON STOCK, AND 20,000 SHARES OF CLASS B COMMON STOCK DEEMED OUTSTANDING UPON THE EXERCISE AND CONVERSION INTO CLASS B COMMON STOCK OF STOCK OPTIONS TO PURCHASE CLASS A COMMON STOCK HELD BY MESSRS. BILDNER AND BARTON, AS PROVIDED BY RULE 13D-3(D)(1)(I).
         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,566,337 SHARES (INCLUDES 1,546,337 SHARES OF CLASS A COMMON STOCK HELD BY THE TIER TECHNOLOGIES, INC. VOTING TRUST ("VOTING TRUST") THAT ARE CONVERTIBLE INTO AN EQUAL NUMBER OF SHARES OF CLASS B COMMON STOCK. ALSO INCLUDES VESTED STOCK OPTIONS THAT GIVE EACH OF JAMES
                           L. BILDNER AND WILLIAM G. BARTON THE RIGHT TO ACQUIRE AN ADDITIONAL 10,000 SHARES OF CLASS A COMMON STOCK, WHICH UPON ISSUANCE SHALL BE HELD BY THE VOTING TRUST.)
                  (ii)     Shared power to vote or to direct the vote: NONE
                  (iii) Sole power to dispose or to direct the disposition of: NONE
                  (iv) Shared power to dispose or to direct the disposition of: NONE

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security seess.240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  - NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
         NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP:  NOT APPLICABLE

ITEM 10. CERTIFICATION:  NOT APPLICABLE

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 11, 2000
----------------------------------
               Date

/S/ James L Bildner Voting Trust
----------------------------------
          Signature

James L. Bildner, Trustee of the Tier Technologies, Inc. Voting Trust
---------------------------------------------------------------------

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)